Buenos Aires, November 10, 2021

Basis of presentation

Pampa’s financial information adopts US$ as functional currency, and it’s expressed in AR$ at transactional FX. However, our affiliates Transener, TGS and Refinor report under local currency. Hence, their figures are adjusted by inflation as of September 30, 2021, except for previous periods already reported.

Main results from the quarter[1]

49% year-on-year increase in sales, recording US$435 million[2] in Q3 21, explained by the rise in prices of oil, gas and petrochemical products, increased physical volume sold in all our businesses and higher sales of own fuel to thermal power plants.

27% year-on-year increase in the adjusted EBITDA[3], recording US$262 million in Q3 21, explained by an increase of US$68 million in oil and gas, offset by decreases of US$6 million in power generation and US$6 million in holding and others.

Pampa recorded a consolidated profit attributable to the Company’s shareholders of US$131 million, US$53 million higher than Q3 20, mainly due to better operating margin in oil and gas, offset by higher losses from the holding of financial securities and the own debt buyback profit recorded in Q3 20.

Consolidated net debt decreased to US$917 million as of September 30, 2021, recording a continuous and significant reduction (mainly AR$-nominated maturities) compared to the US$1,148 million recorded by the end of 2020.

1 The information is based on FS prepared according to IFRS in force in Argentina. Only continuing operations are considered.

2 It does not include sales from the affiliates Greenwind, OldelVal, Refinor, CTBSA, Transener and TGS, which at our ownership account for US$115 million. Under IFRS they are not consolidated in Pampa, thus shown as ‘Results for participation in joint businesses and associates’.

3 Consolidated adjusted EBITDA represents the results before financial results, income tax, depreciations and amortizations, extraordinary and non-cash income and expense, equity income and other adjustments from the IFRS implementation, and includes affiliates’ EBITDA at our ownership. For further information, see section 3 of this Earnings Release.

Pampa Energía ● Q3 21 Earning release ● 1

Pampa Energía ● Q3 21 Earning release ● 2

1.	Relevant events
1.1	Oil and gas segment

The third round of Plan Gas.Ar

On October 19, 2021, the SE called for a new Plan Gas.Ar round to award 212 mcf/day of gas (half from Neuquina Basin), for the May 2022 – December 2024 period, under a GSA with the same conditions as the first round.

On November 10, 2021, the SE awarded a total of 106 mcf/day. Pampa participated and was awarded 71 mcf/day at US$3.347/MBTU.

# PAMPA ENERGÍA'S PRO- FORMA GAS PRODUCTION

In mcfpd and US$/ MBTU, 2023-2024

Exports and additional demand from CAMMESA are not included

Round 1+2
Ex- PG
Round 3
PG Price
324
324
324
324
389
389
389
389
389
323
323
323
71
80
79
2.9
4.5
173
239
January
February
March
April
May
June
July
August
September
October
November
December

## SIGNIFICANT INCREASE IN PAMPA'S PRODUCTION AND PRICES

**Total gas production[1]**
in mcfpd

+43%
244
283
327
350
'20
'21e
'22e
'23-24e

1 Pampa's WI.

**Total winter production[2]**
in mcfpd

+56%
250
297
389
388
'20
'21e
'22e
'23-24e

2 May to September.

**Annual gas price**
minimum, maximum and average in US$/ MBTU

+56%
2.6
2.2
1.6
4.5
3.5
2.7
4.5
3.6(3)
2.9
4.5
3.5(3)
2.9
'20
'21e
'22e
'23-24e

3 Average Plan Gas.Ar price.

Exports of gas

As of October 1, 2021, Pampa started exporting natural gas on a firm basis to Chile for a maximum volume of 53 mcf/day until May 1, 2022. Moreover, during off-peak season, Pampa exports to its clients in Chile on a spot basis.

Pampa Energía ● Q3 21 Earning release ● 3

1.2	Power generation segment

PEPE III expansion

On October 29, 2021, CAMMESA granted the dispatch priority for 36 MW. The capacity will be destined for the PEPE III expansion project, which output will be sold to large users through private PPA in MAT ER.

PEPE III is located in Coronel Rosales, 45 km from the City of Bahía Blanca, Province of Buenos Aires. It was commissioned in May 2019 with PEPE II and currently has an approximate 63% load factor.

Maturity of PPA at CTLL’s steam turbine

After fulfilling the 10-year PPA under SE Res. No. 220/07, the CCGT’s steam turbine LDLATV01 with a 180 MW capacity started to bill under spot energy scheme (SE Res. No. 440/21) from November 1, 2021, 12 am.

Transitionary pricing adjustment for legacy energy

To guarantee the supply of CAMMESA’s electricity exports and procure power plants’ availability and maintenance, SE Res. No. 1037/21 established an additional and transitionary recognition to legacy power plants (except for binational hydros), to be remunerated from September 2021 to February 2022.

This increase was instrumented to CAMMESA by the SE (Note NO-2021-108163338-APN-SE#ME). CAMMESA must assume that applicable thermal power plants have a 70% load factor, thus should receive 100% of the power capacity remuneration. Moreover, every month the energy exported by the grid is valued at AR$1.000/MWh, and said amount will be paid as an additional, prorated by each applicable power plant’s monthly generation.

Approval and issuance of IREC certificates

In August 2021, Pampa registered PEPE II and III wind farms under the International Renewable Energy Certificates (IREC) standard, issued by the International REC Standard Foundation, and became the first Argentine power generator to certify wind power. The IREC are internationally recognized certificates companies employ to offset carbon emission mitigation targets and support renewable energy development. Pampa could issue about 500,000 certificates per year, representing approximately 10% of the total certificates issued in the country4.

1.3	TGS: midstream expansion in the Vaca Muerta Gas Pipeline

Driven by the growth in gas production linked to Plan Gas.Ar, TGS completed the Tratayén plant’s expansion works in September 2021, increasing the treatment capacity from 191 to 275 mcf/day, demanding an approximate investment of US$16 million.

4 For further information, see this link.

Pampa Energía ● Q3 21 Earning release ● 4

1.4	Other events

Changes in the Board of Directors and Executive Committee

On September 30, 2021, Pampa’s General Ordinary and Extraordinary Shareholders’ Meeting approved the appointment of Maximiliano Sebastián Ramirez, an alternate independent director of Pampa, in replacement of Haroldo Adrián Montagu, and María Agustina Montes, alternate non-independent director of Pampa, replacing Victoria Hitce, until completing their respective terms.

Moreover, on November 10, 2021, the Board accepted the resignation of Gabriel Cohen, CFO, presented in October 2021, and appointed Nicolás Mindlin for his replacement. It is worth highlighting that Gabriel Cohen will continue as a regular member of our Board.

2020 Sustainability Report

In mid-October 2021, our fourth 2020 Sustainability Report was released. For the first time, the main ESG indicators were reviewed by an external auditor, we incorporated SASB indicators for the power generation and E&P, and we carried out a survey to all Pampa’s stakeholders about the materiality content of our Report.

2020 stood out for the substantial improvements in the environmental efficiency indicators in our power generation and E&P core businesses, such as water usage, energy consumption and carbon footprint intensities. Moreover, we detailed our response to COVID-19 in the community and our personnel, recording a 23% increase in US$ in our social investment, which amounted to US$3 million during the fiscal year.

Moreover, Pampa continues as a benchmark in sustainability matters, as a member of BYMA’s Sustainability Index, Bloomberg’s Gender Equality Index, and BYMA’s Corporate Governance Plus Panel. Pampa completed the S&P, Ecodavis and CDP questionnaires, becoming a signatory of this platform on environmental topics.

Pampa Energía ● Q3 21 Earning release ● 5

2.	Financial highlights
2.1	Consolidated balance sheet
Figures in million	As of 9.30.2021		As of 12.31.2020
	AR$	US$ FX 98.74	AR$	US$ FX 84.15
ASSETS
Property, plant and equipment	159,563	1,616	135,445	1,610
Intangible assets	3,814	39	3,455	41
Right-of-use assets	1,440	15	867	10
Deferred tax assets	6,874	70	9,082	108
Investments in joint ventures and associates	70,500	714	46,229	549
Financial assets at amortized cost	9,906	100	8,428	100
Financial assets at fair value through profit and loss	4,780	48	942	11
Other assets	61	1	57	1
Trade and other receivables	2,599	26	3,631	43
Total non-current assets	259,537	2,628	208,136	2,473
Inventories	14,175	144	9,766	116
Financial assets at amortized cost	-	-	2,062	25
Financial assets at fair value through profit and loss	32,940	334	27,382	325
Derivative financial instruments	1	0	1	-
Trade and other receivables	47,840	485	28,678	341
Cash and cash equivalents	17,117	173	11,900	141
Total current assets	112,073	1,135	79,789	948
Assets classified as held for sale	-	-	123,603	1,469
Total assets	371,610	3,764	411,528	4,890

EQUITY
Equity attributable to owners of the company	169,789	1,720	120,247	1,428
Non-controlling interest	675	7	28,631	341
Total equity	170,464	1,726	148,878	1,769

LIABILITIES
Investments in joint ventures and associates	378	4	161	2
Provisions	13,921	141	9,326	111
Income tax liabilities	18,855	191	11,004	131
Taxes payables	151	2	128	2
Deferred tax liabilities	-	-	93	1
Defined benefit plans	2,165	22	1,460	17
Borrowings	134,564	1,363	115,428	1,372
Other payables	1,289	13	1,418	16
Total non-current liabilities	171,323	1,735	139,018	1,652
Provisions	546	6	1,379	16
Income tax liabilities	498	5	897	11
Taxes payables	3,947	40	3,030	36
Defined benefit plans	298	3	298	4
Salaries and social security payable	2,099	21	1,935	23
Derivative financial instruments	16	0	40	-
Borrowings	6,041	61	20,377	242
Trade and other payables	16,378	166	9,778	116
Total current liabilities	29,823	302	37,734	448
Liabilities associated to assets classified as held for sale	-	-	85,898	1,021
Total liabilities	201,146	2,037	262,650	3,121

Total liabilities and equity	371,610	3,764	411,528	4,890

Pampa Energía ● Q3 21 Earning release ● 6

2.2	Consolidated income statement
	Nine-month period				Third quarter
Figures in million	2021		2020		2021		2020
	AR$	US$	AR$	US$	AR$	US$	AR$	US$
Sales revenue	103,740	1,102	53,669	787	42,529	435	21,515	291
Cost of sales	(62,652)	(666)	(32,369)	(482)	(27,309)	(280)	(12,060)	(164)

Gross profit	41,088	436	21,300	305	15,220	155	9,455	127

Selling expenses	(1,752)	(18)	(1,356)	(20)	(669)	(6)	(356)	(4)
Administrative expenses	(6,301)	(67)	(4,848)	(71)	(2,258)	(23)	(1,674)	(22)
Exploration expenses	(50)	-	(21)	-	(6)	-	(12)	-
Other operating income	8,864	92	2,506	37	4,018	42	1,245	17
Other operating expenses	(4,623)	(50)	(1,781)	(26)	(792)	(8)	(505)	(7)
Impairment of financial assets	(229)	(3)	(851)	(13)	(33)	(1)	(863)	(13)
Impairment of PPE, intangible assets and inventories	(172)	(2)	(4,316)	(67)	-	-	-	-
Results for part. in joint businesses and associates	8,131	85	4,810	66	5,030	51	1,652	20

Operating income	44,956	473	15,443	211	20,510	210	8,942	118

Financial income	619	7	529	8	282	4	234	4
Financial costs	(14,128)	(151)	(8,598)	(127)	(6,287)	(65)	(3,250)	(45)
Other financial results	2,813	29	3,353	48	(118)	-	1,593	20
Financial results, net	(10,696)	(115)	(4,716)	(71)	(6,123)	(61)	(1,423)	(21)

Profit before tax	34,260	358	10,727	140	14,387	149	7,519	97

Income tax	(7,786)	(83)	(2,731)	(34)	(1,680)	(19)	(1,332)	(20)

Net income for continuing operations	26,474	275	7,996	106	12,707	130	6,187	77

Net income (loss) from discontinued operations	(7,129)	(75)	(1,765)	(23)	-	-	(17)	1

Net income (loss) for the period	19,345	200	6,231	83	12,707	130	6,170	78
Attributable to the owners of the Company	22,577	234	7,156	96	12,804	131	6,161	78
Continuing operations	26,303	273	8,101	108	12,804	131	6,159	77
Discontinued operations	(3,726)	(39)	(945)	(12)	-	-	2	1
Attributable to the non-controlling interests	(3,232)	(34)	(925)	(13)	(97)	(1)	9	-

Net income (loss) per share attributable to shareholders	16.11	0.17	4.56	0.06	9.23	0.09	4.08	0.05
From continuing operations	18.76	0.19	5.16	0.07	9.23	0.09	4.08	0.05
From discontinued operations	(2.66)	(0.03)	(0.60)	(0.01)	-	-	0.00	0.00

Net income (loss) per ADR attributable to shareholders	402.65	4.18	113.90	1.53	230.69	2.36	101.99	1.29
From continuing operations	469.10	4.87	128.94	1.72	230.69	2.36	101.96	1.28
From discontinued operations	(66.45)	(0.70)	(15.04)	(0.19)	-	-	0.03	0.02

Average outstanding common shares	1,401.8	1,401.8	1,570.7	1,570.7	1,387.6	1,387.6	1,510.2	1,510.2
Outstanding common shares by the end of period	1,386.4	1,386.4	1,479.0	1,479.0	1,386.4	1,386.4	1,479.0	1,479.0

Pampa Energía ● Q3 21 Earning release ● 7

2.3	Cash and financial borrowings
As of September 30, 2021, in US$ million	Cash[1]		Financial debt		Net debt
	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted	Consolidated in FS	Ownership adjusted
Power generation	280	275	397	397	117	122
Petrochemicals	-	-	-	-	-	-
Holding and others	51	51	-	-	(51)	(51)
Oil and gas	175	175	1,027	1,027	852	852
Total under IFRS/Restricted Group	507	502	1,424	1,424	917	922
Affiliates at O/S2	108	108	358	358	250	250
Total with affiliates	615	609	1,782	1,782	1,167	1,172

Note: Financial debt includes accrued interests. 1 It includes cash and cash equivalents, and financial assets at fair value with changing results. 2 Under IFRS, the affiliates Greenwind, OldelVal, Refinor, CTBSA, Transener, and TGS are not consolidated in Pampa.

Debt transactions

Year to date, Pampa’s financial debt at the consolidated level under IFRS decreased by US$190 million to US$1,424 million as of September 30, 2021. In terms of net debt, the reduction amounts to US$231 million. The average interest rate for US$-bearing indebtedness was 7.8%, currency in which 99.6% of the Company’s gross debt is denominated, mainly at a fixed rate. AR$ indebtedness’s average interest rate was 34.3%. Pampa’s consolidated financial debt averaged 4.7 years.

The following chart shows principal maturity profile, net of repurchases, in million US$ by the end of Q3 21:

In Q3 21, Pampa took bank calls for a total of AR$546 million and paid the total Series VI CB for AR$6,355 million FV at maturity. After the closing of the quarter, Pampa paid at maturity AR$500 million.

Moreover, due to the expiration of the CB program by the end of 2021, the Company’s Shareholders’ Meeting held on September 30, 2021, approved the creation of a new global program for up to US$2 billion of simple CB non-convertible into shares and/or convertible into shares.

Regarding our affiliates, in Q3 21, Transener paid at maturity Series II CB for US$86 million FV and loans for AR$56 million; also executed an AR$1 billion borrowing maturing in 3 years at Badlar plus 8% rate. Moreover, CTBSA paid at maturity US$33.2 million of syndicated loan and reopened Series I CB in US$-link, issuing an additional US$15.6 million at 4% nominal annual rate maturing in 2023 and Series II CB for an additional UVA27.9 million at 4% nominal annual rate with an initial value at AR$84.76/UVA maturing in 2024.

After the closing of the quarter, CTBSA paid at maturity US$4 million of the syndicated loan, and Transener paid at maturity borrowings for AR$28 million.

As of this Earnings Release issuance, the Company complies with the covenants established in its debt agreements.

Pampa Energía ● Q3 21 Earning release ● 8

Summary of debt securities

Company In million	Security	Maturity	Amount issued	Amount outstanding	Coupon
In US$
TGS[1]	CB at discount at fixed rate	2025	500	479	6.75%
Pampa	CB Series T at discount & fixed rate	2023	500	390	7.375%
	CB Series I at discount & fixed rate	2027	750	636	7.5%
	CB Series III at discount & fixed rate	2029	300	293	9.125%

In US$-link
CTEB	CB Series I	2023	43	43	4%

In UVA
CTEB	CB Series II	2024	65	65	4%

Note: 1 According to IFRS, affiliates are not consolidated in Pampa’s FS.

Credit rating

In September 2021, S&P upgraded Pampa’s stand-alone global rating from ‘CCC+’ to ‘B-,’ above the sovereign ceiling due to the adequate liquidity and the comfortable debt profile.

The following table shows the Group’s ratings:

Company	Agency	Rating
		Global	Local
Pampa	S&P	B-[1]	na
	Moody's	Caa3	na
	FitchRatings[2]	B-	AA (long-term) A1+ (short-term)
TGS	S&P	CCC+	na
	Moody's	Caa3	na
Transener	FitchRatings[2]	na	A+ (long-term)
CTEB	FitchRatings[2]	na	A+

Note: 1 Stand-alone rating. 2 Local ratings issued by FIX SCR.

Pampa Energía ● Q3 21 Earning release ● 9

2.4	Buyback of own financial securities[5]

Pampa

On August 31, 2021, Pampa’s Board of Directors halted the tenth share buyback program, which was terminated on November 5.

X repurchase program
Maximum amount to buyback	US$30 million
Maximum price	AR$110/common share or US$15.5/ADR
Period in force	120 days as from July 8, 2021
Status	Terminated

In Q3 21, the Company, directly and indirectly, acquired 0.2 million ADR at an average price of US$15.4/ADR.

Moreover, Pampa’s Shareholders’ Meeting held on September 30, 2021, approved the capital stock reduction by canceling 12.5 million treasury common shares (equivalent to 0.5 million ADR). This reduction is in the process of registration before the Public Registry of Organizations (IGJ).

As of November 9, 2021, Pampa’s outstanding capital stock amounts to 1,386.4 million common shares (equivalent to 55.5 million ADR)6.

TGS

During Q3 21, TGS repurchased US$1.5 million FV of its 2025 CB. Therefore, as of November 9, 2021, the outstanding 2025 CB amounted to US$479 million FV.

5 Deemed to be effected transactions.

6 For further information, see Ownership Breakdown.

Pampa Energía ● Q3 21 Earning release ● 10

3.	Analysis of the Q3 21 results
Breakdown by segment Figures in US$ million	Q3 21			Q3 20			Variation
	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income	Sales	Adjusted EBITDA	Net Income

Power generation	173	126	74	160	132	74	+8%	-5%	-
Oil and Gas	148	104	52	83	36	(13)	+78%	+187%	NA
Petrochemicals	144	7	6	67	7	6	+115%	-0%	-
Holding and Others	4	25	(1)	6	31	10	-33%	-18%	NA
Eliminations	(34)	-	-	(25)	-	-	+36%	NA	NA

Subtotal continuing operations	435	262	131	291	206	77	+49%	+27%	+70%

Electricity distribution (discont.)	-	-	-	-	28	1	NA	-100%	-100%

Total	435	262	131	291	234	78	+49%	+12%	+67%

Note: Net income attributable to the Company’s shareholders.

3.1	Reconciliation of consolidated adjusted EBITDA
Reconciliation of consolidated adjusted EBITDA, in US$ million	Nine-month period		Third quarter
	2021	2020	2021	2020
Consolidated operating income	473	211	210	118
Consolidated depreciations and amortizations	147	153	56	53
EBITDA	620	364	266	171

Adjustments from generation segment	21	66	7	(4)
Deletion of equity income	(32)	(37)	(18)	(17)
Deletion of PPE & intangible assets' impairment	2	56	-	-
Deletion of provision recovery of PEPE IV surety bond	(13)	(7)	-	(7)
Deletion of gain from commercial interests	(20)	(17)	(8)	(5)
Deletion of outage provision at GEBATG03	8	-	-	-
Deletion of PPE's impairment	8	-	8	-
Greenwind's EBITDA adjusted by ownership	8	9	3	3
CTBSA's EBITDA adjusted by ownership	59	62	21	22
Adjustments from oil and gas segment	(10)	15	(20)	11
Deletion of equity income	(22)	4	(20)	-
Deletion of gain from commercial interests	(2)	(3)	(0)	(2)
Deletion of provision for environmental remediation	14	-	-	-
Deletion of impairment of receivables from distCos	-	13	-	13
OldelVal's EBITDA adjusted by ownership	1	1	0	0
Adjustments from petrochemicals segment	(0)	11	(0)	(0)
Deletion of inventory impairment	-	11	-	-
Deletion of gain from commercial interests	(0)	(0)	(0)	(0)
Adjustments from holding and others segment	75	60	9	28
Deletion of equity income	(31)	(33)	(13)	(3)
Deletion of gain from commercial interests	(0)	(2)	(0)	(0)
Deletion of contigencies provision	12	-	(1)	-
Deletion of executive compensation liabilities' reversal	(7)	-	(7)	-
TGS's EBITDA adjusted by ownership	84	73	25	25
Transener's EBITDA adjusted by ownership	12	22	4	7
Refinor's EBITDA adjusted by ownership	4	0	1	(1)

Consolidated adjusted EBITDA, continuing op.	706	516	262	206
At our ownership	705	512	262	205

+ Discontinued op. EBITDA: Edenor	17	67	-	28

Consolidated adjusted EBITDA, cont. and discont. op.	723	583	262	234
At our ownership	711	549	262	216

Pampa Energía ● Q3 21 Earning release ● 11

3.2	Analysis of the power generation segment

Power generation segment, consolidated Figures in US$ million	Nine-month period			Third quarter
	2021	2020	∆%	2021	2020	∆%
Sales revenue	501	409	+22%	173	160	+8%
Cost of sales	(266)	(181)	+47%	(95)	(68)	+40%

Gross profit	235	228	+3%	78	92	-15%

Selling expenses	(1)	(1)	-	-	1	-100%
Administrative expenses	(21)	(22)	-5%	(8)	(7)	+14%
Other operating income	36	25	+44%	10	11	-9%
Other operating expenses	(4)	(5)	-20%	(2)	(2)	-
Impairment of PPE and intangible assets	(2)	(56)	-96%	-	-	NA
Results for participation in joint businesses	32	37	-14%	18	17	+6%

Operating income	275	206	+33%	96	112	-14%

Finance income	3	3	-	2	1	+100%
Finance costs	(32)	(42)	-24%	(10)	(14)	-29%
Other financial results	13	(1)	NA	-	(2)	-100%
Financial results, net	(16)	(40)	-60%	(8)	(15)	-47%

Profit (loss) before tax	259	166	+56%	88	97	-9%

Income tax	(70)	(41)	+71%	(15)	(23)	-35%

Net income (loss) for the period	189	125	+51%	73	74	-1%
Attributable to owners of the Company	187	127	+47%	74	74	-
Attributable to non-controlling interests	2	(2)	NA	(1)	-	NA

Adjusted EBITDA	362	341	+6%	126	132	-5%
Adjusted EBITDA at our share ownership	361	337	+7%	127	131	-4%

Increases in PPE, intangible and right-of-use assets	7	52	-87%	2	13	-85%
Depreciation and amortization	66	69	-4%	23	24	-4%

In Q3 21, the US$13 million year-on-year increase in sales is mainly explained by higher own gas sales, which, in turn, drive increased costs due to higher gas purchases to our E&P. The fuel self-procurement is only available for PPA under SEE Res. No. 287/17 (as from 2021 recognized under Plan Gas.Ar) and Energía Plus contracts. Moreover, the sales increase is explained by the post-lockdown recovery of industrial demand and Energía Plus prices, and to a lesser extent, by higher dispatch of thermal units, especially at CTLL. However, these effects were partially offset by lower revenues due to outages at CTGEBA and CTG’s Plus units between June and July 2021 and CTP’s 10-year PPA maturity in mid-July 2021.

Spot or legacy energy sales remained stable vs. Q3 20. Even though spot energy comprises 59% of the 4,970 MW operated by Pampa7, it represented 24% of the segment’s sales in Q3 21. The 29% update in AR$ prices was entirely diluted by the nominal depreciation, maintaining the US$ monomic price similar to Q3 20: the power capacity remuneration was US$3.6 thousand per MW-month for thermal units and US$2.0 thousand per MW-month for hydroelectric units.

In operating terms, the power generation operated by Pampa increased 13% vs. Q3 20, higher than the +4.5% in nationwide electricity demand and in line with the +16.3% at the industrial segment. From units operated by Pampa, there was higher dispatch at CTLL and CTGEBA’s CCGT01 (+661 GWh) due to increased gas availability and generation with liquid fuels at CTEB, CPB and CTIW (+151 GWh), and to a lesser extent, at Mendoza’s hydros due to more water flow, at EcoEnergía because of higher steam availability and PEPE II and III due to better wind resource. However, these effects were partially offset by the outages mentioned above at CTGEBA and CTG (-181 GWh), lower water input at HPPL (-129 GWh), and to a lesser extent, a year-on-year generation decrease at PEMC due to less wind and at CTPP and CTP explained by lower fuel availability.

7 Under IFRS, CTEB (567 MW) and PEMC (100 MW) are affiliates; their results are not consolidated in the FS, but they are operated by Pampa and their EBITDA at our equity stake are included in Pampa’s adjusted EBITDA.

Pampa Energía ● Q3 21 Earning release ● 12

In Q3 21, all power units operated by Pampa reached an average availability rate of 95.0%, 358 basis points lower than the 98.6% recorded in Q3 20, mainly explained by the forced outage at HINISA in September 2021 and the above-mentioned technical problems at CTGEBA and CTG’s Plus units. Especially, thermal units recorded an availability of 96.1%, 268 basis points lower than the 98.8% availability reached in Q3 20.

Note: Gross margin before amortization and depreciation. It includes CTEB and PEMC, operated by Pampa (50% of equity stake).

Q3 21 net operating costs, excluding depreciation and amortizations, increased 76% vs. Q3 20, mainly explained by higher energy purchases to cover Plus contracts due to the outages mentioned above. Moreover, even though our own gas volume consumption decreased (63 mcf/day vs. 85 mcf/day in Q3 20), higher gas purchases to our E&P segment were recorded due to increased unit costs due to Plan Gas.Ar. CAMMESA provides the remaining gas and liquid fuel consumed to dispatch our thermal units, without representing any cost for the Company. Moreover, in Q3 21, PPE impairments were charged at certain legacy units (US$8 million), while in Q3 20, we accrued US$7 million compensation from the insurance company due to technical problems at PEPE II and II.

The Q3 21 financial results amounted to a net loss of US$8 million (US$7 million improvement vs. Q3 20), mainly explained by lower financial interests because of lower stock of debt and allocation to the segment, in addition to lower FX losses over the active monetary position due to lower devaluation in Q3 21, partially offset by own CB buyback profit in Q3 20.

In Q3 21, our power generation’s adjusted EBITDA amounted to US$126 million, 5% lower vs. Q3 20, mainly explained by outages at CTGEBA and CTG (lower sales and higher energy purchases to cover contracts) and the termination of CTP’s PPA, partially offset by the Energía Plus’s increased margins and better thermal dispatch (especially at CTLL). In addition, the adjusted EBITDA considers our proportional 50% stake of CTEB (CTBSA), contributing US$21 million in Q3 21 (vs. US$22 million in Q3 20), and a 50% stake of PEMC (Greenwind), contributing US$3 million in Q3 21 (the same as Q3 20). Moreover, the adjusted EBITDA excludes the recognition of commercial interests from delayed receivables, mostly from CAMMESA (US$8 million in Q3 21 and US$5 million in Q3 20), in addition to the PPE impairment charged as operating expenses in Q3 21 (US$8 million) and the compensation from the insurance company received in Q3 20 due to technical problems at PEPE II and III (US$7 million).

Finally, capital expenditures in Q3 21, excluding CTEB and PEMC, decreased 85% vs. Q3 20, mainly explained by the completion of CTGEBA’s second CCGT.

Pampa Energía ● Q3 21 Earning release ● 13

Regarding our expansion projects, the following summary shows the current status:

Project	MW	Marketing	Currency	Awarded price			Estimated capex in US$ million[1]		Date of commissioning
				Capacity per MW-month	Variable per MWh	Total per MWh	Budget	% Executed @9/30/21
Loma de la Lata	15	SE Res. No. 440/21	AR$	208,980 - 551,475(2)	418	939	22	90%	August 3, 2021
Closing to CCGT Genelba Plus	400	PPA for 15 years	US$	20,500	6	34	350	90%	OC: June 12, 2019(3) CC: July 2, 2020
Closing to CCGT Ensenada	280	PPA for 10 years	US$	23,962	10.5	43	213	61%	Q2 2022 (est.)

Note: 1 Amount without value-added tax. 2 It considers the range of load factor coefficient and the HMRT additional remuneration.
3 201 MW were remunerated under spot energy until July 1, 2020.

3.3	Analysis of the oil and gas segment
Oil & gas segment, consolidated Figures in US$ million	Nine-month period			Third quarter
	2021	2020	∆%	2021	2020	∆%
Sales revenue	334	226	+48%	148	83	+78%
Cost of sales	(200)	(185)	+8%	(85)	(63)	+35%

Gross profit	134	41	+227%	63	20	+215%

Selling expenses	(8)	(13)	-38%	(3)	(3)	-
Administrative expenses	(32)	(32)	-	(12)	(10)	+20%
Other operating income	52	6	NA	29	5	NA
Other operating expenses	(26)	(11)	+136%	(6)	(3)	+100%
Impairment of financial assets	(1)	(13)	-92%	-	(13)	-100%
Results for participation in joint businesses	22	(4)	NA	20	-	NA

Operating income (loss)	141	(26)	NA	91	(4)	NA

Finance income	2	5	-60%	-	2	-100%
Finance costs	(86)	(82)	+5%	(24)	(29)	-17%
Other financial results	(6)	21	NA	(3)	9	NA
Financial results, net	(90)	(56)	+61%	(27)	(18)	+50%

Profit (loss) before tax	51	(82)	NA	64	(22)	NA

Income tax	(2)	23	NA	(12)	9	NA

Net income (loss) for the period	49	(59)	NA	52	(13)	NA

Adjusted EBITDA	210	72	+193%	104	36	+187%

Increases in PPE and intangible assets	144	34	NA	62	-	NA
Depreciation and amortization	79	83	-5%	33	29	+14%

In Q3 21, our oil and gas sales increased by US$65 million vs. Q3 20, mainly explained by the Plan Gas.Ar GSA (higher sale price and volume), the post-lockdown recovery of hydrocarbon demand and prices (natural gas for the industrial segment and oil for the domestic market), in addition to gas exports, resumed by the end of August 2021.

In operating terms, in Q3 21, our oil and gas segment total production registered 57.4 kboe/day (+23% vs. Q3 20 and +20% vs. Q2 21). Gas production reached the maximum level in the last five years, 316 mcf/day (+23% vs. Q3 20 and +22% vs. Q2 21), mainly explained by Plan Gas.Ar seasonality. In particular, a significant increase was recorded at El Mangrullo, with an all-time-high production of 218 mcf/day in Q3 21 (+25% vs. Q3 20 and +23% vs. Q2 21), comprising 69% of our total gas production. A significant production increase was also recorded at Río Neuquén (50 mcf/day in Q3 21, +56% vs. Q3 20 and +31% vs. Q2 21) and at Sierra Chata (23 mcf/day in Q3 21, +35% year-on-year and +42% vs. Q2 21). These effects were partially offset by lesser output at Rincón del Mangrullo due to lower activity and natural decline (18 mcf/day in Q3 21, -30% year-on-year and -12% vs. Q2 21).

Pampa Energía ● Q3 21 Earning release ● 14

Our accrued gas average sale price was US$4.4/MBTU in Q3 21 (+76% vs. Q3 20), mainly explained by the winter period of Plan Gas.Ar8 and the recovery of industrial demand, which prices increased in line or at a marginal discount to Plan Gas.Ar. Moreover, 52% of our gas deliveries went to the residential segment due to seasonal priority under Plan Gas.Ar, 24% was sold to the industrial/spot market, and 23% was consumed as raw material for our petrochemical plants and our thermal power plants9, affected by the outages at CTGEBA and CTG. The marginal balance was sold directly to CAMMESA and exports. On the other hand, in Q3 20, 50% of the deliveries were destined to CAMMESA’s spot tenders. In contrast, industrial/spot and residential segments held only 9% and 3%, respectively. The balance was destined to our thermal power plants and petrochemicals without recording any exports.

Oil production reached 4.8 kbbl/day in Q3 21 (+17% vs. Q3 20 and +4% vs. Q2 21), mainly due to the domestic demand recovery, offset by lower export demand. Production increased at El Tordillo, Río Neuquén, Gobernador Ayala and Los Blancos (4.4 kbbl/day in Q3 21, +22% year-on-year). Moreover, 68% of the volume sold during Q3 21 was destined to the domestic market (vs. 60% in Q3 20). As a result, our accrued oil average sale price in Q3 21 increased year-on-year by 52% to US$61.6/bbl, explained by the rise of the Brent but moderated by domestic prices.

As of the quarter’s closing, we accounted for 886 productive wells vs. 858 as of December 31, 2020.

Oil and gas' key performance indicators	2021			2020			Variation
	Oil	Gas	Total	Oil	Gas	Total	Oil	Gas	Total
Nine-month period
Volume
Production
In thousand m3/day	0.7	7,673		0.7	6,976		+1%	+10%	+9%
In million cubic feet/day		271			246
In thousand boe/day	4.5	45.2	49.7	4.5	41.1	45.5
Sales
In thousand m3/day	0.7	7,839		0.7	7,331		+1%	+7%	+6%
In million cubic feet/day		277			259
In thousand boe/day	4.6	46.1	50.7	4.5	43.1	47.7

Average Price
In US$/bbl	58.9			38.3			+54%	+67%
In US$/MBTU		3.8			2.3

Third quarter
Volume
Production
In thousand m3/day	0.8	8,940		0.6	7,249		+17%	+23%	+23%
In million cubic feet/day		316			256
In thousand boe/day	4.8	52.6	57.4	4.1	42.7	46.8
Sales
In thousand m3/day	0.9	9,245		0.7	7,483		+40%	+24%	+25%
In million cubic feet/day		326			264
In thousand boe/day	5.9	54.4	60.4	4.2	44.0	48.3

Average Price
In US$/bbl	61.6			40.4			+52%	+76%
In US$/MBTU		4.4			2.5

Note: Net production in Argentina. Gas volume standardized at 9,300 kilocalories (kCal).

8 A 4-year contract until December 2024 to supply gas to power plants and the retail segment, at price of US$4.5/MBTU during the winter period (May to September) and US$3.0/MBTU for the rest of the year.

9 Energía Plus and SEE Res. No. 287/17.

Pampa Energía ● Q3 21 Earning release ● 15

Net operating costs in Q3 21, excluding depreciation and amortizations and Plan Gas.Ar, increased by 59% compared to Q3 20 and by 43% vs. Q2 21, mainly due to increases in royalties and levies from higher prices and volume sold, and operating expenses resulting from increased activity (contractors, treatment, conditioning). In particular, the lifting cost10 reached US$6.0 per produced boe in Q3 21, 11% higher than the US$5.4/boe recorded in Q3 20 and similar quarter-on-quarter.

In Q3 21, financial results reached a net loss of US$27 million, US$9 million higher than Q3 20, mainly because of losses from the holding of financial securities and the profit of own CB buyback recorded in Q3 20, partially offset by lower financial interests due to the decreased stock of debt.

Our oil and gas’ adjusted EBITDA amounted to US$104 million in Q3 21 vs. US$36 million in Q3 20, mainly explained by the increase in both hydrocarbon price and volume sold, especially natural gas, partially offset by higher royalties, taxes and costs related to the activity resumption. In addition, the adjusted EBITDA excludes the recognition of commercial interests due to collection delays, mostly charged to CAMMESA (US$0.4 million in Q3 21 and US$2 million in Q3 20) and the impairment of receivables to gas distribution utilities in Q3 20 (US$13 million).

Finally, the segment’s capital expenditures amounted to US$62 million, whereas in Q3 20 were marginal, mainly explained by the commitments under Plan Gas.Ar, which reactivated drilling and completion activity at gas fields, especially since the beginning of winter.

3.4	Analysis of the petrochemicals segment
Petrochemicals segment, consolidated Figures in US$ million	Nine-month period			Third quarter
	2021	2020	∆%	2021	2020	∆%
Sales revenue	346	180	+92%	144	67	+115%
Cost of sales	(294)	(161)	+83%	(134)	(58)	+131%

Gross profit	52	19	+174%	10	9	+11%

Selling expenses	(9)	(6)	+50%	(3)	(2)	+50%
Administrative expenses	(3)	(3)	-	(1)	(1)	-
Other operating income	1	1	-	1	1	-
Other operating expenses	(2)	(4)	-50%	-	-	NA
Recovery of financial assets impairment	-	1	-100%	-	-	NA
Impairment of inventories	-	(11)	-100%	-	-	NA

Operating income (loss)	39	(3)	NA	7	7	-

Finance costs	(2)	(2)	-	(1)	(1)	-
Other financial results	(2)	6	NA	1	2	-50%
Financial results, net	(4)	4	NA	-	1	-100%

Profit (loss) before tax	35	1	NA	7	8	-13%

Income tax	(11)	-	NA	(1)	(2)	-50%

Net income (loss) for the period	24	1	NA	6	6	-

Adjusted EBITDA	41	9	NA	7	7	-0%

Increases in PPE and intangible assets	5	1	NA	1	1	-
Depreciation and amortization	2	1	+100%	-	-	NA

The adjusted EBITDA of the petrochemicals segment amounted to US$7 million in Q3 21, with no variations year-on-year. The substantial price improvement, both domestic and international, and the post-lockdown recovery of demand were partially offset by higher costs of virgin naphtha and other raw materials (driven by international reference prices) and the Plan Gas.Ar effect over the cost of gas. Quarter-on-quarter, adjusted EBITDA decreased by US$9 million, explained by higher cost of raw material, partially offset by an increase in the demand of octane bases and naphthas, as well as the maintenance of the reforming plant in Q2 21.

10 Metric equivalent to cost of sales excluding purchase and inventory, royalties, direct taxes and depreciations and amortizations.

Pampa Energía ● Q3 21 Earning release ● 16

Total volume sold increased 43% compared to Q3 20, mainly explained by the recovery of gasoline domestic demand and increased exports of reforming products, and to a lesser extent, due to higher polystyrene exports, as well as domestic demand of SBR, styrene and polystyrene. The amounts corresponding to Pampa are shown below:

Petrochemicals' key performance indicators	Products			Total
	Styrene & polystyrene[1]	SBR	Reforming
Nine-month period
Volume sold 9M21 (thousand ton)	82	38	183	303
Volume sold 9M20 (thousand ton)	66	27	137	230
Variation 9M21 vs. 9M20	+25%	+44%	+34%	+32%

Average price 9M21 (US$/ton)	1,751	1,914	706	1,140
Average price 9M20 (US$/ton)	1,170	1,263	502	781
Variation 9M21 vs. 9M20	+50%	+52%	+41%	+46%

Third quarter
Volume sold Q3 21 (thousand ton)	29	14	86	129
Volume sold Q3 20 (thousand ton)	26	12	52	90
Variation Q3 21 vs. Q3 20	+12%	+14%	+64%	+43%

Average price Q3 21 (US$/ton)	1,767	2,252	725	1,123
Average price Q3 20 (US$/ton)	1,128	1,150	469	748
Variation Q3 21 vs. Q3 20	+57%	+96%	+55%	+50%

Note: 1 It includes Propylene.

No financial result was registered in Q3 21, whereas a US$1 million net gain was recorded in Q3 20 due to the FX difference.

The capital expenditures in the segment reached US$1 million both in Q3 21 and Q3 20.

Pampa Energía ● Q3 21 Earning release ● 17

3.5	Analysis of the holding and others segment
Holding and others segment, consolidated Figures in US$ million	Nine-month period			Third quarter
	2021	2020	∆%	2021	2020	∆%
Sales revenue	15	17	-12%	4	6	-33%

Gross profit	15	17	-12%	4	6	-33%

Administrative expenses	(11)	(14)	-21%	(2)	(4)	-50%
Other operating income	3	5	-40%	2	-	NA
Other operating expenses	(18)	(6)	+200%	-	(2)	-100%
Impairment of financial assets	(2)	(1)	+100%	(1)	-	NA
Results for participation in joint businesses	31	33	-6%	13	3	NA

Operating income (loss)	18	34	-47%	16	3	NA

Finance income	2	1	+100%	2	1	+100%
Finance costs	(31)	(2)	NA	(30)	(1)	NA
Other financial results	24	22	+9%	2	11	-82%
Financial results, net	(5)	21	NA	(26)	11	NA

Profit (loss) before tax	13	55	-76%	(10)	14	NA

Income tax	-	(16)	-100%	9	(4)	NA

Net income for the period	13	39	-67%	(1)	10	NA

Adjusted EBITDA	93	94	-2%	25	31	-18%

Increases in PPE	2	1	+120%	1	-	NA
Depreciation and amortization	-	-	NA	-	-	NA

In the holding and others segment, without considering the equity income from affiliates (Transener, TGS and Refinor), we recorded a positive operating margin of US$3 million. In contrast, in Q3 20, no operating margin was recorded, mainly explained by the US$7 million profit from the resetting of the senior management’s compensation plan, offset by lower accrued fees.

During Q3 21, we recorded a US$37 million year-on-year decrease in the financial results, reaching a net loss of US$26 million, mainly due to fiscal interests related to contingencies from the tax on presumed minimum profit and lower profit from FX.

The adjusted EBITDA of our holding and others decreased 18%, recording US$25 million in Q3 21. The adjusted EBITDA excludes commercial interests and the equity income from our participation in TGS, Transener and Refinor. In turn, it adds the EBITDA adjusted by equity ownership in these businesses. Moreover, it excludes the gain from reversing the senior management’s deferred compensation and contingencies provision recovery.

The EBITDA from our direct and indirect ownership of 29.0% and 27.6% in TGS were US$25 million (US$87 million at 100%) in Q3 21 and US$25 million (US$89 million at 100%) in Q3 20. The slight variation is explained by lower regulated revenues due to the lack of tariff adjustment since April 2019 and the AR$ devaluation. In addition, TGS processed fewer liquids, LPG exports and ethane to Dow Chemical compared to Q3 20 because of the higher gas demand from the post-lockdown recovery. Moreover, higher US$ unit cost affected natural gas, which is used to replace thermal reduction at Cerri Complex Plant (offset by lower volume). However, these effects were partially offset by the higher international reference price of natural gasoline and LPG, the increase in ethane price and more midstream revenues from natural gas transportation and conditioning service in Vaca Muerta.

In Transener, the EBITDA adjusted by our indirect stake ownership of 26.3% decreased to US$4 million (US$15 million at 100%) in Q3 21 vs. US$7 million (US$26 million at 100%) in Q3 20, mainly because of the lack of tariff adjustment, frozen as from February 2020, and devaluation effect.

Pampa Energía ● Q3 21 Earning release ● 18

In Refinor, the EBITDA adjusted by our stake ownership of 28.5% in Q3 21 recorded a gain of US$1 million (US$3 million at 100%), whereas a loss of US$1 million (US$(2) million at 100%) was recorded in Q3 20, mainly explained by the gradual recovery of gasoline demand and higher sale prices, partially offset by increased crude oil costs, which is the refinery’s main raw material, and devaluation effect over AR$-nominated revenues.

3.6	Analysis of the nine-month period, by subsidiary and segment

Subsidiary In US$ million	Nine-month period 2021				Nine-month period 2020
	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]

Power generation segment
Diamante	61.0%	3	(5)	3	61.0%	5	(17)	1
Los Nihuiles	52.0%	(2)	(7)	2	52.0%	4	(15)	(5)

Greenwind		17	77	(4)		19	95	4
Non-controlling stake adjustment		(8)	(39)	2		(9)	(47)	(2)
Subtotal Greenwind adjusted by ownership	50.0%	8	39	(2)	50.0%	9	47	2

CTBSA		117	200	67		123	258	70
Non-controlling stake adjustment		(59)	(100)	(33)		(62)	(129)	(35)
Subtotal CTBSA adjusted by ownership	50.0%	59	100	33	50.0%	62	129	35

Pampa stand-alone, other companies, adjs. & deletions[1]	100.0%	293	129	151	100%	261	426	93
Subtotal power generation		362	255	187		341	570	127

Oil & gas segment
OldelVal		44	(20)	14		42	(12)	24
Non-controlling stake adjustment		(43)	20	(14)		(41)	12	(24)
Subtotal OldelVal adjusted by ownership	2.1%	1	(0)	0	2.1%	1	(0)	1

Pampa stand-alone, other companies, adjs. & deletions[1]	#REF!	210	852	49	#REF!	71	879	(60)
Subtotal oil & gas		210	851	49		72	879	(59)

Petrochemicals segment
Pampa Energía	100.0%	41	(175)	24	100.0%	9	-	1
Subtotal petrochemicals		41	-	24		9	-	1

Holding & others segment
Transener		46	(22)	(10)		83	2	44
Non-controlling stake adjustment		(34)	16	7		(61)	(1)	(32)
Subtotal Transener adjusted by ownership	26.3%	12	(6)	(3)	26.3%	22	0	11

TGS		292	366	130		264	241	81
Non-controlling stake adjustment		(208)	(260)	(93)		(191)	(174)	(58)
Subtotal TGS adjusted by ownership	29.0%	84	106	38	27.6%	73	66	22

Refinor		15	40	(5)		1	16	(1)
Non-controlling stake adjustment		(10)	(28)	3		(1)	(12)	1
Subtotal Refinor adjusted by ownership	28.5%	4	11	(1)	28.5%	0	5	(0)

Pampa stand-alone, other companies, adjs. & deletions[1]	100%	(8)	(51)	(21)	100%	(1)	(18)	6
Subtotal holding & others		93	60	13		94	54	39

Deletions	100%	-	(250)	-	100%	-	(248)	-
Total consolidated, continuing operations		706	917	273		516	1,255	108
At our share ownership		705	1,172	273		512	1,517	108

+ Discontinued operations: Edenor	4.1%	17	-	(39)	55.1%	67	(3)	(12)

Total consolidated, continuing and discontinued operations		723	917	234		583	1,252	96
At our share ownership		711	1,172	234		549	1,515	96

Note: 1 The deletions correspond to other companies or inter-companies or debt repurchases. 2 Net debt includes holding companies.
3 Attributable to the Company’s shareholders.

Pampa Energía ● Q3 21 Earning release ● 19

3.7	Analysis of the quarter, by subsidiary and segment

Subsidiary In US$ million	Third quarter 2021				Third quarter 2020
	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]	% Pampa	Adjusted EBITDA	Net debt[2]	Net income[3]

Power generation segment
Diamante	61.0%	0	(5)	1	61.0%	1	(17)	(0)
Los Nihuiles	52.0%	(2)	(7)	(2)	52.0%	1	(15)	(0)

Greenwind		6	77	1		7	95	(0)
Non-controlling stake adjustment		(3)	(39)	(1)		(3)	(47)	0
Subtotal Greenwind adjusted by ownership	50.0%	3	39	1	50.0%	3	47	(0)

CTBSA		43	200	34		44	258	23
Non-controlling stake adjustment		(21)	(100)	(17)		(22)	(129)	(11)
Subtotal CTBSA adjusted by ownership	50.0%	21	100	17	50.0%	22	129	11

Pampa stand-alone, other companies, adjs. & deletions[1]	100.0%	103	129	58	100%	105	426	63
Subtotal power generation		126	255	74		132	570	74

Oil & gas segment
OldelVal		14	(20)	5		14	(12)	6
Non-controlling stake adjustment		(14)	20	(5)		(14)	12	(6)
Subtotal OldelVal adjusted by ownership	2.1%	0	(0)	0	2.1%	0	(0)	0

Pampa stand-alone, other companies, adjs. & deletions[1]	#REF!	104	852	52	#REF!	36	879	(13)
Subtotal oil & gas		104	851	52		36	879	(13)

Petrochemicals segment
Pampa Energía	100.0%	7	(175)	6	100.0%	7	-	6
Subtotal petrochemicals		7	-	6		7	-	6

Holding & others segment
Transener		15	(22)	4		26	2	11
Non-controlling stake adjustment		(11)	16	(3)		(19)	(1)	(8)
Subtotal Transener adjusted by ownership	26.3%	4	(6)	1	26.3%	7	0	3

TGS		87	366	50		89	241	5
Non-controlling stake adjustment		(61)	(260)	(35)		(65)	(174)	(3)
Subtotal TGS adjusted by ownership	29.0%	25	106	14	27.6%	25	66	1

Refinor		3	40	(7)		(2)	16	(4)
Non-controlling stake adjustment		(2)	(28)	5		2	(12)	3
Subtotal Refinor adjusted by ownership	28.5%	1	11	(2)	28.5%	(1)	5	(1)

Pampa stand-alone, other companies, adjs. & deletions[1]	100%	(5)	(51)	(15)	100%	(0)	(18)	7
Subtotal holding & others		25	60	(1)		31	54	10

Deletions	100%	-	(250)	-	100%	-	(248)	-
Total consolidated, continuing operations		262	917	131		206	1,255	77
At our share ownership		262	1,172	131		205	1,517	77

+ Discontinued operations: Edenor	4.1%	-	-	-	55.1%	28	(3)	1

Total consolidated, continuing and discontinued operations		262	917	131		234	1,252	78
At our share ownership		262	1,172	131		216	1,515	78

Note: 1 The deletions correspond to other companies or inter-companies or debt repurchases. 2 Net debt includes holding companies.
3 Attributable to the Company’s shareholders.

Pampa Energía ● Q3 21 Earning release ● 20

4.	Appendix
4.1	Power generation main operational KPIs

Power generation's key performance indicators	Hydroelectric			Wind			Subtotal hydro +wind	Thermal										Total
	HINISA	HIDISA	HPPL	PEMC[1]	PEPE2	PEPE3		CTLL	CTG	CTP	CPB	CTPP	CTIW	CTGEBA[2]	Eco- Energía	CTEB[1]	Subtotal
Installed capacity (MW)	265	388	285	100	53	53	1,144	780	361	30	620	100	100	1,253	14	567	3,826	4,970
New capacity (MW)	-	-	-	100	53	53	206	364	100	-	-	100	100	565	14	567	1,811	2,017
Market share	0.6%	0.9%	0.7%	0.2%	0.1%	0.1%	2.7%	1.8%	0.8%	0.1%	1.5%	0.2%	0.2%	2.9%	0.03%	1.3%	9.0%	11.7%

Nine-month period
Net generation 9M21 (GWh)	267	222	434	281	163	198	1,566	3,621	170	31	159	237	224	6,411	59	286	11,197	12,763
Market share	0.3%	0.2%	0.4%	0.3%	0.2%	0.2%	1.5%	3.4%	0.2%	0.0%	0.2%	0.2%	0.2%	6.1%	0.1%	0.3%	10.6%	12.1%
Sales 9M21 (GWh)	268	221	434	281	187	198	1,590	3,621	335	31	160	237	224	6,826	123	285	11,841	13,431

Net generation 9M20 (GWh)	286	194	581	312	157	178	1,709	3,291	347	40	488	115	142	5,701	57	181	10,361	12,069
Variation 9M21 vs. 9M20	-6%	+14%	-25%	-10%	+4%	+11%	-8%	+10%	-51%	-22%	-67%	+107%	+58%	+12%	+4%	+58%	+8%	+6%
Sales 9M20 (GWh)	286	194	576	312	154	182	1,705	3,286	354	40	487	115	142	5,763	64	181	10,431	12,136

Avg. price 9M21 (US$/MWh)	23	38	17	71	72	67	43	33	57	124	96	121	101	35	31	na	49	48
Avg. price 9M20 (US$/MWh)	28	48	16	70	74	68	42	36	38	127	41	na	149	26	59	na	47	46
Avg. gross margin 9M21 (US$/MWh)	(3)	16	8	61	55	58	28	29	10	69	7	98	79	17	10	na	32	32
Avg. gross margin 9M20 (US$/MWh)	15	30	8	62	64	64	32	33	16	92	16	na	116	16	22	na	37	36

Third quarter
Net generation Q3 21 (GWh)	84	64	114	105	59	72	497	1,383	29	6	67	72	77	2,255	21	104	4,015	4,512
Market share	0.2%	0.2%	0.3%	0.3%	0.2%	0.2%	1.3%	3.7%	0.1%	0.0%	0.2%	0.2%	0.2%	6.1%	0.1%	0.3%	10.9%	12.2%
Sales Q3 21 (GWh)	84	64	114	105	68	72	507	1,389	74	6	68	72	77	2,427	42	104	4,259	4,765

Net generation Q3 20 (GWh)	77	61	243	112	58	68	618	816	37	9	-	76	64	2,332	15	33	3,381	4,000
Variation Q3 21 vs. Q3 20	+9%	+6%	-53%	-6%	+1%	+5%	-20%	+70%	-22%	-25%	na	-6%	+20%	-3%	+40%	na	+19%	+13%
Sales Q3 20 (GWh)	77	61	243	112	58	68	618	813	43	9	-	76	64	2,339	19	33	3,397	4,015

Avg. price Q3 21 (US$/MWh)	21	38	20	72	70	67	47	30	92	87	79	132	99	34	36	na	47	47
Avg. price Q3 20 (US$/MWh)	29	43	13	71	80	68	41	47	86	na	na	123	114	32	61	na	55	53
Avg. gross margin Q3 21 (US$/MWh)	(17)	8	8	63	51	60	28	26	(4)	(31)	(1)	108	73	18	9	na	31	31
Avg. gross margin Q3 20 (US$/MWh)	11	22	8	63	75	70	33	42	17	149	na	100	93	21	35	na	42	40

Note: Gross margin before amortization and depreciation. 1 Operated by Pampa (50% of equity stake). 2 Commissioning of ST02 as of July 2, 2020.

Pampa Energía ● Q3 21 Earning release ● 21

4.2	Oil and gas production in the main areas
Main areas' production	Nine-month period			Third quarter
	2021	2020	Variation	2021	2020	Variation
Gas (k boe/day)
El Mangrullo	31.1	26.5	+17%	36.3	29.0	+25%
Río Neuquén	6.5	5.5	+18%	8.4	5.4	+56%
Sierra Chata	3.1	2.9	+6%	3.9	2.9	+35%
Rincón del Mangrullo[1]	3.3	4.7	-31%	3.0	4.2	-30%
Others	1.1	1.3	-16%	1.1	1.2	-11%
Total gas at O/S	45.2	41.1	+10%	52.6	42.7	+23%

Oil (k boe/day)
El Tordillo[2]	2.4	2.5	-3%	2.4	2.2	+10%
Gobernador Ayala	0.9	0.8	+20%	1.0	0.8	+22%
Associated oil[3]	0.9	0.9	-2%	1.1	0.9	+16%
Others	0.3	0.3	-6%	0.4	0.2	+70%
Total oil at O/S	4.5	4.5	+1%	4.8	4.1	+17%
Total at O/S (kboe/day)	49.7	45.5	+9%	57.4	46.8	+23%

Note: Production in Argentina. 1 It doesn’t include shale formation. 2 It includes La Tapera - Puesto Quiroga field. 3 From gas fields.

4.3	Electricity distribution segment, discontinued[11]

Electricity distribution segment, consolidated Figures in US$ million	Nine-month period			Third quarter
	2021	2020	∆%	2021	2020	∆%
Sales revenue	493	865	-43%	-	301	-100%
Cost of sales	(398)	(726)	-45%	-	(246)	-100%

Gross profit	95	139	-32%	-	55	-100%

Selling expenses	(36)	(57)	-36%	-	(20)	-100%
Administrative expenses	(26)	(41)	-35%	-	(14)	-100%
Other operating income	21	20	+7%	-	4	-100%
Other operating expenses	(17)	(16)	+7%	-	(5)	-100%
Impairment of financial assets	(11)	(40)	-72%	-	(13)	-100%
Recovery of PPE impairment	15	-	NA	-	-	NA
Results for participation in joint businesses	-	-	NA	-	-	NA

Operating income (loss)	41	5	NA	-	7	-100%

RECPAM	120	79	+52%	-	33	-100%
Finance income	0	0	+9%	-	-	NA
Finance costs	(106)	(71)	+50%	-	(29)	-100%
Other financial results	8	(21)	NA	-	(2)	-100%

Profit (loss) before tax	62	(8)	NA	-	9	-100%

Income tax	(138)	(15)	NA	-	(8)	-100%

Net income (loss) for the period	(75)	(23)	+226%	-	1	-100%
Attributable to owners of the Company	(39)	(12)	+214%	-	1	-100%
Attributable to non-controlling interests	(37)	(11)	+241%	-	-	NA

Adjusted EBITDA, discontinued	17	67	-75%	-	28	-100%

Increases in PPE, intangible and right-of-use assets	64	95	-32%	-	38	-100%
Depreciation and amortization	-	62	-100%	-	21	-100%

11 On June 30, 2021, the sale closing of the controlling stake in Edenor was closed. Consequently, under IFRS, the electricity distribution segment is deconsolidated from Pampa’s FS and shown as discontinued operations for the current and comparative periods.

Pampa Energía ● Q3 21 Earning release ● 22

5.	Glossary of terms
Term	Definition
Q2 21/Q2 20	Second quarter of 2021/Second quarter of 2020
Q3 21/Q3 20	Third-quarter of 2021/Third quarter of 2020
9M 21/9M 20	First nine months of 2021/First nine months of 2020
ADRs/ADSs	American Depositary Receipts
AR$	Argentine Pesos
Bbl	Barrel
Boe	Barrels of oil equivalent
CAMMESA	Compañía Administradora del Mercado Mayorista Eléctrico S.A. (Argentine Wholesale Electricity Market Clearing Company)
CB	Corporate Bonds
CCGT	Combined cycle gas turbine
CDP	Carbon Diclosure Project
CEO	Chief Executive Officer
CFO	Chief Financial Officer
CPB	Piedra Buena Thermal Power Plant
CTBSA	CT Barragán S.A.
CTEB	Ensenada Barragán Thermal Power Plant
CTG	Güemes Thermal Power Plant
CTGEBA	Genelba Thermal Power Plant
CTIW	Ingeniero White Thermal Power Plant
CTLL	Loma De La Lata Thermal Power Plant
CTP	Piquirenda Thermal Power Plant
CTPP	Parque Pilar Thermal Power Plant
DNU	Decreto de Necesidad y Urgencia (Executive Decree)
E&P	Exploration and Production
EBITDA	Earnings before interest, tax, depreciation and amortization
EcoEnergía	EcoEnergía Co-Generation Power Plant
Edenor	Empresa Distribuidora y Comercializadora Norte S.A.
Energía Plus	Energía Plus Program, SE Res. No. 1,281/06
Est.	Estimated
ESG	Environmental, Social and Governance
FS	Financial Statements
FV	Face Value
FX	Nominal exchange rate
GSA	Gas Supply Agreement
Greenwind	Greenwind S.A.
GWh	Gigawatt-hour
HIDISA	Diamante Hydroelectric Power Plant
HINISA	Los Nihuiles Hydroelectric Power Plant
HMRT	Horas de Alto Requerimiento Térmico del Mes (Hours of the month with a high thermal demand)
HPPL	Pichi Picún Leufú Hydroelectric Power Plant
IFRS	International Financial Reporting Standards
Kbbl/kboe	Thousands of barrels/thousands of barrels of oil equivalent
LPG	Liquified Petroleum Gas
M3	Cubic meter
Pampa Energía ● Q3 21 Earning release ● 23

Mcf	Million cubic feet
MBTU	Million British Thermal Unit
MW/MWh	Megawatt/Megawatt-hour
N.a.	Not applicable
O/S	At equity ownership
OldelVal	Oleoductos del Valle S.A.
Pampa / the Company	Pampa Energía S.A.
Pampa Group	Pampa Energía S.A. and its subsidiaries
PEMC	Ingeniero Mario Cebreiro Wind Farm
PEPE	Pampa Energía Wind Farm
PG	Plan Gas.Ar
Plan Gas.Ar	Argentine Natural Gas Production Promotion Program – 2020 – 2024 Supply and Demand Scheme (DNU No. 892/20 and supplementary regulations)
PPA	Power Purchase Agreement
PPE	Property, Plant and Equipment
RECPAM	Results from a net monetary position
Refinor	Refinería del Norte S.A.
Res.	Resolution/Resolutions
SASB	Sustainability Accounting Standards Board
SBR	Styrene-Butadiene Rubber
SE	Secretariat of Energy
SEE	Under Secretariat of Electric Energy (former Secretariat of Electric Energy)
TGS	Transportadora de Gas del Sur S.A.
Ton	Metric Ton
Transener	Compañía de Transporte de Energía Eléctrica en Alta Tensión Transener S.A.
US$	U.S. Dollars
UVA	Unidad de Valor Adquisitivo (Acquisitive Value Units)
WI	Working Interest

Pampa Energía ● Q3 21 Earning release ● 24